Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Six Months Ended
(In millions)	June 30,

	2014	2013

Portion of rentals representing interest,
including discontinued operations	$18	$13

Capitalized interest,
including discontinued operations	16	12

Other interest and fixed charges,
including discontinued operations	142	150

Total fixed charges (A)	$176	$175

Earnings-pretax income with
applicable adjustments (B)	$1,269	$1,585

Ratio of (B) to (A)	7.21	9.06